Kennedy-Wilson Holdings, Inc.

151 S El Camino Drive

Beverly Hills, California 90212

May 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Delaying Amendment

Registration Statement on Form S-3 (File No. 333-264776) of

Kennedy-Wilson Holdings, Inc.

Ladies & Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-264776) of Kennedy-Wilson Holdings, Inc. (the “Company”), filed with the United States Securities and Exchange Commission on May 9, 2022. Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Securities Act”), the following amendment, prescribed by Rule 473(a) under the Securities Act, is hereby incorporated onto the facing page of such Registration Statement:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Pursuant to the requirements of the Securities Act, including Rule 478 thereunder, this delaying amendment is hereby executed by the Company on May 9, 2022.

Sincerely,

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ JUSTIN ENBODY
Name: Justin Enbody
Title: Chief Financial Officer